UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. ("Bradesco") communicates to the market, to its shareholders, clients and employees that, through its subsidiary Bradescard Elo Participações S.A., it signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., for the purchase of its 49.99% stake in Banco Digio S.A. ("Digio"). The contract was signed with the consent of Elo Participações Ltda and other companies that compose the current corporate structure of Digio.

R$625 million will be paid for this participation, and Bradesco will indirectly hold 100% of Digio's share capital.

Digio is a digital bank, which offers its individual account holders a differentiated experience in their financial activities and payments. Digio currently has approximately 2 million credit cards and also offers checking accounts and personal credit to its customers. Its credit portfolio is in the order of R$2.5 billion.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching different audiences, with different models.

The conclusion of the operation is subject to the approval of the Brazilian Central Bank and of the Administrative Council of Economic Defense, in addition to the completion of other formalities required.

Cidade de Deus, Osasco, SP, October 8, 2021

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Officer and of

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 8, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.